EXHIBIT 1.01

HP INC. CONFLICT MINERALS REPORT PURSUANT TO RULE 13P-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
Introduction
HP Inc. (“HP”, “we,” “us” or “our”) presents this Conflict Minerals Report for the reporting period of January 1, 2023, to December 31, 2023, to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) and associated guidance issued by the Securities and Exchange Commission (the “SEC”).
Companies subject to Rule 13p-1 are required to disclose their use of certain minerals if those minerals are “necessary to the functionality or production of a product” manufactured by those companies. Where minerals in this sense include tantalum, tin, gold, or tungsten (referred to as “3TG”). If products contain 3TG, a reasonable country of origin inquiry (“RCOI”) is required to determine whether such 3TG originated from “conflict regions” including, the Democratic Republic of the Congo (the “DRC”) and / or adjoining countries1 (the “Covered Countries”). If a company believes or has reason to believe that any 3TG are or may have originated in a covered country, and are not sourced from recycled or scrap sources, the company must conduct due diligence to determine if the 3TG directly or indirectly financed or benefited armed groups that abuse human rights in the covered countries as defined by the SEC.

Our Business
HP is one of the world’s leading IT companies. The company has operations in 59 countries and territories, with approximately 58,000 employees. Our Printing business provides consumer and commercial printer hardware, supplies, services, and solutions. Our Personal Systems business provides commercial and consumer desktop and notebook personal computers (PCs), workstations, thin clients, commercial mobility devices, retail point-of-sale systems, displays, hybrid systems, software, support, and services.
HP Inc. is a corporation incorporated in the state of Delaware, with principal executive offices in Palo Alto, California. HP Inc. and its subsidiaries operate worldwide and are collectively known as HP. Unless otherwise specified or unless the context otherwise requires, this conflict minerals report covers HP Inc. and its consolidated subsidiaries, including HyperX and Plantronics, Inc. (Poly).
The 3TG minerals are utilized for the necessary functionality or production of the majority of our hardware products as mentioned above that we manufactured or contracted to manufacture during 2023. We do not directly purchase ore or 3TG from mines, and are many contractual tiers removed from them. The smelters or refiners (the “facilities”) in our minerals supply chain are in the best position to know the origin of the ores. We rely on our suppliers to support our responsible minerals program and due diligence efforts by identifying the 3TG facilities on the materials, parts, components, or products containing or potentially containing 3TG that our suppliers provide to HP.
1 Adjoining countries include Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia.

Overview of our Responsible Minerals Program and Commitment to Responsible Sourcing
HP’s commitment to responsible souring of minerals is incorporated into the HP Supply Chain Social and Environmental Responsibility Policy (“SER Policy”), available at https://h20195.www2.hp.com/V2/GetDocument.aspx?docname=c04797682. Suppliers are expected to ensure that parts and products supplied to HP are DRC conflict-free (meaning, do not contain “conflict” 3TG or their derivatives such that they do not directly or indirectly finance or benefit armed groups through mining or mineral trading in the Democratic Republic of the Congo or an adjoining country). Suppliers are to establish policies, due diligence frameworks, and management systems, consistent with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, that are designed to accomplish this goal.
While the primary focus of this report is on 3TG, HP has extended its responsible minerals scope to include additional minerals, such as cobalt. We also collaborated with an external consultant to conduct an initial assessment of other minerals including copper, aluminum, nickel, lithium, and natural graphite. We are committed to conducting responsible sourcing practices and extending our commitment throughout our supply chain. We expect our suppliers to conduct their worldwide operation and source minerals responsibly and ethically from Conflict-Affected and High-Risk Areas (CAHRAs) as defined by Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Third Edition, OECD 2016) and the related Supplements (collectively, the “OECD Guidance2”), including the DRC and adjoining countries pursuant to this SER Policy. We engage in ongoing supplier outreach and communications regarding the 3TG requirements, our expectations of suppliers with respect to 3TG, and our objective of responsible minerals sourcing. We also evolved and re-structured this report for 2023 to better align our responsible minerals due diligence activities with the OECD Guidance.
We are committed to advancing the use of responsibly sourced minerals worldwide that do not directly or indirectly finance or benefit armed groups or abuse human rights in any way, rather than eliminate those originating in the Covered Countries or CAHRAs. HP as a downstream company does not directly purchase 3TG minerals from mines or facilities, nor does it have business relationships with these entities.
HP has been recognized as an industry leader in the responsible minerals domain since 2008. HP collaboratively works with other businesses, nongovernmental organizations, government agencies, and our extensive network of direct suppliers to advance the use of responsibly sourced minerals. When our work began in 2008, we helped establish the working group that was the precursor to the Responsible Minerals Initiative (“RMI”), and we have been instrumental since then in developing and advancing the RMI programs and tools such as the Responsible Minerals Assurance Process (“RMAP”) and the Conflict Minerals Reporting Template (“CMRT”). We’re an active member of RMI, proactively engage in RMI’s working groups, such as the Due Diligence Practice Team, the Emerging Minerals team, and co-leads the China Smelter Engagement Team. By participating in these and other working groups, HP supports the industry change by collaborating with industry peers and stakeholders, engages with certain 3TG facilities directly and supports the RMAP program.
We contributed to the OECD Guidance and were a founding member of the Responsible Sourcing Network Multi Stakeholder Group, as well as the Public-Private Alliance for Responsible Minerals Trade (“PPA”) which promotes responsibly sourced minerals from the Covered Countries and HP is an active member in it. We are also a member of European Partnership for Responsible Minerals (“EPRM”), where we collaborate with stakeholders from governments, industry, civil society, and international organizations to address the complexities of minerals supply chain and responsible minerals sourcing issues, encourage responsible and safe sourcing and practices.
2 The OECD Guidance distinguishes between “upstream” and “downstream” actors. Upstream refers to the minerals supply chain from the mine to the smelter or refiner, and upstream companies include miners, local traders or exporters, international concentrate traders, and mineral re-processors. Downstream refers to the minerals supply chain from smelters and refiners to retailers and includes companies like HP; it also includes metal traders, component manufacturers, product manufacturers, original equipment manufacturers and retailers.

We were one of the first three companies to fund the Initial Audit Fund to offset part of the smelter audit cost, we also supported the Sustainable Trade Initiative Indonesian Tin Working Group. We have visited DRC mines and have participated in critical in region conflict free sourcing projects including Solutions for Hope, Kemet Partnership for Social and Economic Stability, and the former Conflict Free Tin Initiative.
HP has been extensively and diligently working for over 12 years on driving conformance across 3TG minerals, as part of our Responsible Minerals Sourcing Program. We are exploring and seeking partnerships to support initiatives in the artisanal and small-scale mining (“ASM”) in CAHRAs and Covered Countries to assist their compliance to downstream requirements. Breaking through the pinch point of 3TG facilities is an essential component of our responsible minerals program, with the desire to support industry change and increase upstream program support to improve the sustainability and living environment of the affected communities worldwide.
Design and Implementation of Our Due Diligence Measures
We designed our due diligence measures to conform with the five steps of the OECD Guidance. The design of our due diligence measures took into account our individual facts and circumstances, our downstream position in the minerals supply chain, the OECD recommendations for downstream actors that have no direct relationships to smelters or refiners and the use of independent assessment programs to provide information about smelters or refiners.
Consistent with the OECD Guidance, our due diligence has the following steps:
OECD Step 1: Establish Strong Company Management Systems
Policies and Procedures. HP has established strong management systems to ensure responsible minerals sourcing through our policies and procedures, including:
HP Supply Chain Social and Environmental Responsibility Policy, available at https://h20195.www2.hp.com/V2/GetDocument.aspx?docname=c04797682;
HP Human Rights Policy, available at https://www8.hp.com/h20195/v2/GetDocument.aspx?docname=c05075378;
HP Supplier Code of Conduct, available at https://h20195.www2.hp.com/v2/getpdf.aspx/c04797684;
HP’s General Specification for the Environment, available at https://h20195.www2.hp.com/v2/GetDocument.aspx?docname=c05998906.
These policies and procedures establish our expectation for HP suppliers who use 3TG in their products to adopt a responsible-minerals policy, design and implement due diligence measures for minerals sourcing to avoid violating the human rights. In addition, we expect our suppliers to have similar expectations of their sub-tier suppliers.
Team. HP has a cross-functional management team to support the responsible minerals program, including colleagues from Human Rights, Sustainability, Procurement, Legal, Global Trade, as well as the support from senior management, including the Sustainable Impact & Compliance Senior Director, Head of Global Services Supply Chain, and the Chief Supply Chain Officer. The responsible minerals team has regular meetings and updates to align and escalate supplier performance. There is also a process to review our internal process and program as a whole to ensure proactive efficiency and programmatic improvements.
System. HP maintains a Supply Chain Transparency System through the due diligence activities to identify the 3TG facilities used in HP’s supply chain using the CMRT, which is a supply chain survey tool designed by RMI, and conducted on annual basis at HP. Then, we identify whether the 3TG facilities participate in the RMAP or an equivalent independent assessment program3 or source from 100% recycled or scrap sources. We employ a database to assess due diligence information and maintain
3 The equivalent independent assessment program includes the Responsible Jewelry Council’s (RJC) Chain-of-Custody Certification Program, or the London Bullion Market Association’s (LBMA) Responsible Gold Program.

records relating to our responsible minerals program in accordance with the Responsible Business Alliance (RBA) guidelines.
Training. HP provides training sessions to internal associates and 3TG suppliers to cascade our responsible minerals policy and requirements set forth in the procedures and contracts. In 2023, we held two virtual training sessions which were attended by participants from our supply chain, as well as members of the HP supplier management team. We rolled it out on a targeted, strategic basis, translated it into the main languages of our suppliers, and made it available as a recording - free, accessible at any time to suppliers or any of their sub-tier suppliers.
Supplier Scorecard. Our suppliers’ 3TG minerals performance is communicated through the Supplier Scorecard, which includes metrics on suppliers’ adherence to our responsible minerals expectations, and the 3TG minerals contributes to a certain percentage of their total points. This scorecard is used by HP executives in business reviews with suppliers and provides a key input into business decisions.
Grievance Mechanism. HP’s grievance mechanism is available internally and externally on our website https://investor.hp.com/governance/integrity-at-hp/default.aspx, as well as an email address at humanrights@hp.com - to report concerns, including those related to responsible minerals. Also, HP supports the Minerals Grievance Platform https://mineralsgrievanceplatform.org/, which is an independently managed cross-industry platform that is monitored and triggers investigations by RMI, the LBMA, the RJC, as well as other stakeholders.
OECD Step 2: Identification and Assessment of Risks in the Supply Chain
HP identifies and assesses its 3TG minerals risks through the Supply Chain Transparency System. The system is designed to support the Responsible Minerals Program team in systematically surveying, collecting, and analyzing information relating to 3TG facilities’ use of tin, tantalum, tungsten, and gold in the supply chain for our products.
Identify the in-scope suppliers and assess the responses. Suppliers providing materials, parts, components, or products containing or potentially containing 3TG on the HP products, and falling in the spending scope, are in-scope suppliers. We request our in-scope suppliers to provide declaration using the CMRT for each reporting year. In 2023, we generated the in-scope suppliers representing up to 98% of our total spend and requested CMRT submission. Each CMRT submitted by the in-scope suppliers will go through a two-step analysis. The first step is conducted by an employed database to assess due diligence information, and the consistency and completeness of CMRT. The second step is manual check by the HP responsible minerals team following the HP requirements. Suppliers will be required to make improvements if their responses were identified to contain any deficiencies or potential inaccuracies on this two-step process.
Identify the 3TG facilities and access their due diligence practices. We identify the 3TG facilities reportedly in HP's supply chain for each reporting year through HP’s supply chain survey using the CMRT. Then, we check the 3TG facilities’ status against the RMI’s facility database, to identify if they’re conformant to a responsible mineral assurance program such as RMAP, or an equivalent independent assessment program, or source from recycled or scrap sources.
Identify the risk assessment scope. The risk assessment scope includes either in-scope suppliers that potentially do not meet our responsible minerals requirements, or the previously identified 3TG facilities that are potentially not conformant to the RMAP or an equivalent independent assessment program.
OECD Step 3: Design and Implementation of a Strategy to Respond to Identified Risks
We commit to the responsible sourcing of all 3TG, and we undertake due diligence on the source and chain of custody of minerals from the relevant 3TG facilities, by expecting the participants in our minerals supply chain to use 3TG facilities that source responsibly and participate in the RMAP or an equivalent independent assessment program, or from recycled or scrap sources.

Adopt a risk management plan. HP is an RBA/RMI member and our due diligence measures are heavily based on the use of RMAP or the equivalent independent assessment programs that evaluate the practices of 3TG facilities that provide the 3TG minerals on our products. Through collective power from the members, we can drive positive changes to the 3TG facilities that not willing to be a part of a responsible sourcing program. In the cases that those efforts are not successful, HP will consider an alternative source for the minerals that a 3TG facility could source responsibly. We may even require our suppliers to provide evidence to prove the transition to alternative sources when appropriate.
Alignment with Procurement and Management teams. HP ‘s Responsible Minerals Team reviews the supplier status regularly in a survey cycle with the Supplier Relationship Managers (SRMs) and escalates the results to senior Supply Chain Management. We had weekly meetings with Supplier Relationship Managers, and monthly meetings with the Sustainable Impact & Compliance Senior Director, who has regular management meetings with the Head of Global Services Supply Chain and the Chief Supply Chain Officer, through our intensive reviewing process, we put collective efforts toward a goal of 100% Covered Countries conformance.
Engage independent outside consultant. When we obtain information that indicated there is a potential risk associated with a particular 3TG facility, we seek information from industry sources, news and media, stakeholders, and engage an independent outside consultant to support our decisions and actions. In the beginning of 2024, RMI shared the UN Group of Experts report on the DRC published on January 3, 2024, which indicating the potential risks of conflict sourcing materials entering downstream companies’ supply chain. Right after we received the notice, HP engaged the outside consultant vendor to verify the facilities reported by our suppliers, for reporting year 2023, we found no reason to believe that any of the reported risks were connected to tin, tungsten or tantalum included in HP’s products. While the challenges of tracking the source of minerals through the supply chain continues, we will keep closely monitoring the RMI notice as well as industry dynamics and will work with direct suppliers to mitigate risks as soon as we see any actual risks existing in our supply chain.
OECD Step 4: Support of Industry Organizations to Carry Out Independent Third-party Audits of Facilities’ Due Diligence Practices
HP leverages our membership in the RMI (member ID: HPQQ) to verify the 3TG facilities that identified in our supply chain if they’re participating in the RMAP, or an equivalent independent assessment program. We compare the relevant 3TG facilities to the facilities that are listed by RMI as either compliant or in process4 with RMAP, which assesses facilities’ systems and processes for traceability of ore and demonstration of responsible sourcing.
HP co-leads the China smelter engagement team with RMI staff, organizes monthly and quarterly team meetings, promotes the RMI protocols and expectation of 3TG facilities outreach, engages directly with certain 3TG facilities as a point-of-contact and drive positive changes to the 3TG facilities through collective efforts from the team members when there’s a non-conformant risk.
We also engage cobalt and other minerals facilities when sourcing is unknown by participating in the Emerging Minerals team, which is a working group of RMI, to verify smelters as legitimate, conduct outreach to drive them participate in RMAP, and provide support when corrective actions are required.
OECD Step 5: Report on Supply Chain Due Diligence
HP files the Conflict Minerals Report with SEC, the report is available on our website, https://www.hp.com/content/dam/sites/worldwide/corporate/hp-information/sustainable-impact/document-reports/conflictminerals.pdf.
4 Throughout this Conflict Minerals Report, “compliant” refers to facilities that are listed by RMI, for reporting year 2023, as conformant to RMAP assessment protocols (including certification or accreditation by similar independent assessment programs cross-recognized by RMAP such as the RJC’s Chain-of-Custody Certification Program, or LBMA Responsible Gold Program), and “in process” refers to facilities that are listed by RMI as in the process of becoming conformant to RMAP.

HP’s Sustainable Impact Report supplemented with additional information about our Responsible Minerals Program which goes beyond the conflict minerals, also available on our website, https://h20195.www2.hp.com/v2/GetDocument.aspx?docname=c06040843.
Efforts on Reasonable Country of Origin Inquiry
We conducted a reasonable country of origin inquiry (“RCOI”) to determine whether any 3TG minerals in our products originated in the Covered Countries or were from recycled or scrap sources.
First, we conducted a 3TG minerals survey by using RMI’s CMRT and required our in-scope suppliers to identify the related 3TG facilities that are using tin, tantalum, tungsten, or gold on HP products.
Second, we cross-checked the 3TG facilities’ status with the RMI’s facility database that determine which ones participate in the responsible minerals assurance program or an equivalent independent assessment program.
Third, we leveraged our membership in RMI to determine the country of origin of the 3TG facilities reported by our suppliers. We also engage an outside independent consultant to assist us in determining whether reported 3TG facilities may have sourced from the Covered Countries or may source 3TG minerals exclusively from recycled or scrap sources.
Results
Below we detail the outcomes of our due diligence measures as well as our RCOI process:
Achieving a 100% Response Rate from In-Scope Suppliers for RY2023
In RY2023, we deployed a 3TG minerals survey for all in-scope suppliers utilizing RMI’s CMRT. All in-scope suppliers responded by HP’s deadline, achieving a 100% response rate. This is a foundational first step towards providing comprehensive visibility to our 3TG minerals supply chain, precise knowledge of the sources of our minerals and ensuring that all our suppliers fully understand HP’s requirements.
Achieving 100% 3TG Covered Countries Conformance for RY2023
In RY2023, 100% of all 3TG facilities reported by our in-scope suppliers have been confirmed as compliant, actively progressing towards compliance, and/or reasonably believed to source 3TG minerals solely from recycled or scrap sources or from outside the Covered Countries.
Achieving 100% 3TG Facility Conformance for RY2023
In RY2023, 100% of all identified 3TG facilities have been assessed by or are actively participating in an independent assessment program such as RMAP or are solely sourcing from recycled or scrap sources.
Due diligence results for all 3TG facilities identified
In RY2023, our in-scope suppliers reported a total of 243 3TG facilities. We summarized the outcomes of our due diligence for all reported 3TG facilities and focused on those that we did not reasonably believe were sourcing 3TG minerals exclusively from recycled or scrap sources or from outside the Covered Countries. After performing a RCOI on all 243 3TG facilities, we concluded that:
(1) 105 of the facilities (43%) sourced 3TG exclusively from outside the Covered Countries.
(2) 47 of the facilities (19%) exclusively source 3TG from recycled or scrap sources, which are considered conflict-free and do not necessitate further investigation, as defined by SEC regulations.
(3) 91 of the 3TG facilities (38%) may source from the Covered Countries.
The results outlined in (3) required HP to undertake further due diligence on the source and chain of custody of 3TG minerals in accordance with the SEC requirements. Based on further due diligence results, all 91 3TG facilities were identified by the RMI as compliant or in the process of becoming compliant with the RMAP assessment protocols.

In RY2023, we have no reason to believe that any of the 243 3TG facilities directly or indirectly finance or benefit armed groups in the Covered Countries.
It should be noted that HP’s 3TG in-scope suppliers have reported to us more than two thirds of the facilities in the world (as recognized by RMI), and certain number of our 3TG in-scope suppliers submitted CMRTs on the company level. Thus, we are not certain that all these facilities are contributing to the production of HP products. Any over-reporting of facilities is a function of being several tiers of actors in the supply chain and sub-tier suppliers refusing to provide customer specific CMRTs to our suppliers.
    Covered Countries conformance by metal
Following the RCOI conducted for the 243 3TG facilities reported by our suppliers, and subsequent due diligence on these facilities, we confirmed that 100% of them are either RMAP compliant, in the process of becoming compliant, or reasonably believed to exclusively source 3TG from recycled or scrap sources or from outside of the Covered Countries for RY2023. Table 1 below outline the number and percentage of all supplier-reported 3TG facilities for each metal:

Table 1: Covered Countries Conformance by Metal

Metal	Total Facilities	Covered Countries Conformance[5]	Total Conformance
Tantalum	41	41	100%
Tin	71	71	100%
Tungsten	34	34	100%
Gold	97	97	100%
Total	243	243	100%

Assessment status for all 3TG facilities identified
All the 243 supplier-reported 3TG facilities are compliant with, or in process to become compliant with RMAP or an equivalent independent assessment program or sourcing from recycled or scrap sources for reporting year 2023. Chart 1 provides a year-over-year overview of all the supplier-reported 3TG facilities and details the status of due diligence conducted to assess our overall progress.
5 This column includes the number of 3TG facilities that were either RMAP compliant, in process to become compliant, and/or reasonably believed to exclusively source 3TG from recycled or scrap sources or from outside of the Covered Countries.

The full list of 3TG facilities for reporting year 2023 is made available upon request, please contact us at sustainability@hp.com.
Attachment A, provided at the end of this document, lists the countries from which the 243 3TG facilities potentially sourced 3TG minerals.

Efforts to Determine the Mine or Location of Origin with Greatest Possible Specificity
As a downstream actor, we rely upon independent assessment programs to collect and review the majority of the upstream information, such as the mine or location of origin of 3TG minerals. Consistent with the key role set forth by the OECD Guidance for downstream actors, our efforts to facilitate upstream mine or location of origin determinations are focused on supporting independent assessment programs such as the RMAP.
To determine the mine or location of origin of 3TG minerals, or to facilitate such determinations by independent assessment programs, we:
•Surveyed 3TG in-scope suppliers during the reporting period of this Conflict Minerals Report using the CMRT (which included questions about the location of origin) and required those suppliers to make similar efforts to survey their supply chains using the CMRT.
•Reviewed the information we obtained on 3TG facilities, and any location of origin information if it was provided.
•Assessed any information on countries of origin available through our membership in the RMI for 3TG facilities (as part of the RMAP assessment protocols, the independent auditor makes an examination of the countries of origin as well as the location of the mine, even if the specific mine or location of origin for these minerals within a given country is not provided to RMI members).
•Engage with outside independent consultant to conduct RCOI or source of origin research for selected facilities as appropriate.
Steps to Further Mitigate Risk and Improve Due Diligence in 2024
We plan to continue the following steps to further mitigate potentially non-conformant 3TG in our products to meet regulation requirements and avoid financing or benefiting an armed group that violates human rights:

•Commit to follow the OECD guidance for minerals’ responsible sourcing activities.
•Engage with 3TG in-scope Suppliers and request annual updated information, conduct traceability audits to selected suppliers to verify the traceability systems effectiveness and validate the CMRT remotely or on site.
•Repeat our requirement that 3TG in-scope suppliers encourage facilities they have identified in their supply chains to join an independent assessment program, including but not limited to the RMAP.
•Align the responsible sourcing timelines in our supply chain, provide training and industry best practices to support their capacity of responsible minerals sourcing.
•Contribute our supports to the RMI, including become a member of the RMI Steering Committee, co-lead sub-group under RMI, outreach to facilities and encourage participation in the RMAP process, and expand our support scope to cover 3TG and emerging minerals.
•Expanding our knowledge and due diligence program across suppliers to capture sourcing data on additional minerals including cobalt, and other critical minerals.
•Explore and participate partnerships/memberships to support mining engagements.

Attachment A
Countries of Origin
Based on RCOI information released by the RMI on March 29, 2024, and additional research by the independent external expert consultant, we believe that the countries of origin of the 3TG minerals from supplier-reported 3TG facilities may include the following countries.

Covered Countries	Outside Covered Countries
Democratic Republic of the Congo	Argentina	India	Philippines
Burundi	Australia	Indonesia	Poland
Rwanda	Austria	Japan	Portugal
Tanzania	Bolivia	Kazakhstan	Korea
Uganda	Brazil	Kenya	Russia
	Burkina Faso	Kyrgyzstan	Senegal
	Canada	Laos	Serbia
	Chile	Liberia	Sierra Leone
	China	Madagascar	South Africa
	Colombia	Malaysia	Spain
	Côte D'Ivoire	Mali	Sudan
	Ecuador	Mauritania	Suriname
	Egypt	Mexico	Tajikistan
	Ethiopia	Mongolia	Thailand
	France	Morocco	Tunisia
	French Guyana	Mozambique	Türkiye
	Germany	Myanmar	United Kingdom
	Ghana	Nigeria	United States of America
	Guinea	Papua New Guinea	Uzbekistan
	Guyana	Peru	Vietnam